EXHIBIT 99.1

Student Transportation Inc. Closes C$75 Million Offering of Common Shares in Canada and the U.S.

BARRIE, Ontario, March 19, 2012 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB) announced today that it has closed its offering of 10,950,000 common shares of STI (the "Common Shares") at a price of C$6.85 per Common Share for total gross proceeds of C$75 million. The offering was underwritten by a syndicate of underwriters led by BMO Nesbitt Burns Inc. and including Raymond James Ltd., National Bank Financial Inc., Scotia Capital Inc., Stifel Nicolaus Canada, Inc. and CIBC World Markets Inc.

The net proceeds of the offering will be used to repay debt and for general corporate purposes.

"We are very pleased with the results of the recent equity offering being fully subscribed. This was our first common share offering since June 2009," said Denis J. Gallagher, Chairman and Chief Executive Officer of STI. "We will use 100% of the net proceeds to reduce our senior credit facility, which we continue to use for growth, and for general corporate purposes. We are pleased that a portion of the offering was bought by some of our largest institutional shareholders and for our first time, a portion was purchased by new U.S. shareholders. Shareholders continue to support our simple business model that grows and gives back to its employees, customers, communities and shareholders."

The Common Shares were offered by way of short form prospectus in all of the provinces and territories in Canada and were offered in the United States pursuant to a registration statement filed under the Canada/U.S. multi-jurisdictional disclosure system. A registration statement relating to these securities was filed with the United States Securities and Exchange Commission.

Profile

Founded in 1997, STI is North America's third-largest and most progressive provider of school bus transportation services, operating more than 8,000 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding STI's, Student Transportation of America ULC's and Student Transportation of America Holdings, Inc.'s (collectively, the "Company") results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "could", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause the Company's actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in STI's short form prospectus relating to the offering of the Common Shares. These forward looking statements are made as of the date of this news release and, except as required by applicable law, the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

CONTACT: Student Transportation Inc.
         Denis J. Gallagher
         Chairman and Chief Executive Officer

         Patrick J. Walker
         Executive Vice President and Chief Financial Officer

         Keith P. Engelbert
         Director of Investor Relations
         (732) 280-4200
         (732) 280-4213 (FAX)
         Email: ir@rideSTA.com
         Website: www.rideSTBus.com